UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☑           Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Konstantinos Konstantakopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 15,510,0001
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 15,510,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,510,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%2
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Konstantinos Konstantakopoulos owns 8,918,250 shares directly and 6,591,750 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation.

2  The percent ownership is calculated based upon an aggregate of 60,300,000 shares outstanding as reported in Costamare Inc.’s prospectus filed under Rule 424(b) under the Securities Act of 1933, as amended, on November 4, 2010.

CUSIP No.	Y1771G102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kent Maritime Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,591,7503
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,591,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,591,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%4
12	TYPE OF REPORTING PERSON (See Instructions) CO

3 Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 6,591,750 shares of common stock of Costamare Inc.

4  The percent ownership is calculated based upon an aggregate of 60,300,000 shares outstanding as reported in Costamare Inc.’s prospectus filed under Rule 424(b) under the Securities Act of 1933, as amended, on November 4, 2010.

Item 1.
(a)           Name of Issuer:

Costamare Inc.

(b)           Address of Issuer’s Principal Executive Offices:

60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

Item 2.

(a)           Name of Persons Filing:

Konstantinos Konstantakopoulos
Kent Maritime Investments S.A.

(b)           Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:
c/o Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

(c)           Citizenship

Konstantinos Konstantakopoulos is a citizen of Greece.

Kent Maritime Investments S.A. is a Marshall Islands Corporation.

(d)           Title of Class of Securities:  Common Stock, par value $0.0001 per share

(e)           CUSIP Number: Y1771G102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

By:	/s/ Konstantinos Konstantakopoulos
Name: Kent Maritime Investments S.A.